INVEST IN **WESHAPE**

WeShape's software delivers a personal trainer like experience without the cost!



weshape.com Santa Cruz California

Technology Healthcare Subscription Health & Fitness

LEAD INVESTOR



Jack Steer

Backing WeShape was a no-brainer for me. In fact I jumped at the chance to invest in a company built by Tyler and Katie Bramlett. For years I've been watching in awe as this dynamic duo somehow always manages to stay way ahead of the curve and implement the next new innovation before anyone else even thinks of it. And now that they are taking their proven business-building track record into the massive but largely ignored market of personalized exercise plans to help women of any fitness level feel amazing in their body, I'm convinced it is a golden opportunity to get in on the ground floor of something exciting.

Invested $150,000 this round & $150,000 previously

Highlights

1. $58 Cost Per Acquisition $251 Lifetime Value & we are improving every quarter :-)
2. We have a proven product, proven acquisition strategy and great numbers. We Are READY TO SCALE!
3. We launched WeShape in December 2021 and are on track to do $1,100,000 in sales in our first year!
4. My Co-founder and I have been on the Inc. 500 list 3 times with our top 3 year growth being 1977%
5. WeShape has over 1 million organic social media followers and growing FAST!
6. My Co-founder and I have generated over 200M in revenue in the health and fitness space!
7. The digital fitness market is set to grow by 33.1% EVERY YEAR through 2028!
8. We are on a mission to help women feel amazing in their body and rebuild self confidence :-)

Our Team



Tyler Bramlett Co-Founder

Led growth for over 200M in online ecommerce sales in the health and fitness industry in the last 10 years. Managed everything from copywriting, to ad management, to data analysis, sales funnel optimization, content marketing etc.



Katie Bramlett Co-founder



Made it onto Inc 500 list 3 seperate times as COO for a health and fitness company. Best growth was 1977% in 3 years.



Sachin Chaudhari CTO

20+ yrs managing cloud technologies and has led start-up engineering teams from ground-up to successful acquisition.



Ben Chargin Director of Content

Has grown WeShape's social media presence to over 1 MILLION followers organically!

Back when I was a personal trainer, my clients always loved their results. But most people can't afford a personal trainer. And despite the rise of digital fitness, one-size-fits-all digital fitness programs don't seem to work either :-(


The Problem
One-size-fits-all fitness programs don't work ☹
We asked 62,000 people…
"What do you feel are the main challenges with most fitness programs?"
The Top Answers…
1
No program meets my needs
2
I need help feeling motivated

There needed to be a way for normal people to get an experience that felt like having a personal trainer but without the cost. So...


Our Solution is weshape
A fitness product that feels like having a personal trainer, without the cost!
You tell us your goals & capabilities
We select from over 9,000 video files to create a customized fitness program unique to you
We focus on teaching you how to move with good form
We check in with you to make sure every exercise feels like a good fit
We adjust your workouts in real time based on your feedback

Finally a digital fitness product that creates customized, at-home workouts that meets your individual needs!



Market
Global Fitness Industry Spending
Spending On Digital Fitness Products
Our Share Of The Digital Fitness Market
Total Addressable Market (TAM)
$190B
Serviceable Available Market (SAM)
$13B
Serviceable Obtainable Market (SOM)
$360MM
BIG OPPORTUNITY

This is a BIG opportunity because Digital Fitness as a sector is growing FAST. And customized fitness is gonna grow even faster!



Why Now?
1 The fitness industry is projected to grow 128% by 2028!
2 Digital fitness is the fastest growing segment projected to grow 486% by 2028!!
3 Customized fitness programs make up less than 4% of the digital fitness segment and NONE are affordable!!!
Fitness & Online Fitness Revenue
2022-2028 Projections (Billion)
78.2532
60.5344
45.3614
434.74
378.34
33.8232
324.01
19.4589
13.3392
11.1986
107.48
159.98
2020
2021
2022
2023
2024
2025
2026
2027
2028
Fitness Industry
Online Fitness
Source: https://runrepeat.com/fitness-industry

WeShape is in a unique position because the other Digital Fitness companies aren't affordable and require thousands up front :-(

weshape vs. Competition

Features	weshape	TONAL	TEMPO	MIRROR	Fitness+, obé, Aaptiv, Daily Burn & Other Apps
Customized Workouts	✓	✓	✓	✓	✗
Focussed on Form	✓	✓	✓	✓	✗
Adjusts Exercises During Workout	✓	✓	✓	Personal Trainer Only (EXTRA $40/hour)	✗
Requires Live Trainer	No	No	Yes	Yes	No
Equipment Needed	Zero Equipment	Tonal Home Gym	Full Tempo Gym	Mirror + Optional Weights for +$	Zero Equipment
Special Requirements	None! You can do anytime anywhere	Requires complex installation and 50sqft	Requires 8' space around your workout area	Wall installation + Requires dedicated space	-
Cost	< $40/mo	$3500 + $49/mo	$2,500-$4,000 + $39/mo	$800 + $39/mo	< $40/mo

WeShape even takes the time to solve the motivation problem too! In fact...


Another thing that set's us apart…
weshape uses psychology to increase motivation!
We educate you on why extrinsic motivation doesn't work
We walk you through developing intrinsic motivation
We help you connect with a community of like-minded people
We coach and inspire you by placing you in live support groups
Implementing this strategy DOUBLED our trial conversion!

And WeShape isn't just an idea. We launched in December of 2021 and have been growing ever since! Just look a the growth in 2022...

weshape's Growth & Traction

	Launch Dec 15- Jan 2022	Q1 2022	Q2 2022	Q3 2022
Paid Acquisition	70%	66%	62%	50%
Email Marketing	16%	20%	21%	29%
Orgainic/Content Markering	14%	14%	17%	21%
CAC	Starting @ $321.40	$157.45	$88.72	$64.15
Trial Conversion	40.90%	42.30%	46.20%	56.20%
Payback	Month 18+	Month 18+	Month 5-6	Month 4
Day 14 RPU	N/A	$69.11	$71.80	$95.63
Revenue	$24,451	$188,561	$314,118	$319,609

WeShape was able to get traction and optimize the acquisition and customer satisfaction for scale using our proven model...


weshape's Revenue Model
1 We build our audience & generate sales through organic content marketing
2 We relentlessly optimize our sales process from ad all the way to successful trial sign up
3 We focus heavily on UX and feature development to increase trial conversion and retention
YouTube
Yearly
$24.92/mo
Quarterly
$33/mo


$39.95/mo
Over 1MM Followers
Almost 3K Subscribers
RPU Up 38%

We developed this model after having 10 years of experience in selling fitness products online. As co-founders, we've sold over 200 MILLION in health and fitness products online and are using these skills to scale WeShape!


weshape's Team
Tyler Bramlett
(Co-founder)
Katie Bramlett
(Co-founder)
Ben Chargin
(Content)
Sachin Chaudhari
(VP Tech)
Made the Inc. 500 list 3 times with top 3 year growth of 1977%
Generated over 200MM+ in revenue in online health and fitness
10 years experience in growth marketing
Skilled at building and managing teams
Experienced personal trainer
Educated in psychology
Managed 40+ person reality TV production in Hollywood
Has grown multiple social media channels organically into millions of followers
20+ yrs managing cloud technologies
Led start-up Engineering team from ground-up to successful acquisition

WeShape is even on the path to hit profitability in Q2 of 2023 and to continue scaling from there!


weshape's Path To Profits
1
Optimize CAC to below $60
2
Increase paid acquisition budgets 7X
3
Budget OPEX & employee costs growth @ 10% each quarter
Path To Profitability
800000
700000
600000
500000
400000
300000
200000
100000
0
Nov
Dec
Jan (2023)
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Jan (2024)
Marketing
Opex
Revenue

The above slide contains future projections which cannot be guaranteed.

We hope you decide to be a part of the WeShape team by investing!


weshape's Investment Details

Seed round: 2.5M (1.6M remaining)

Valuation Cap: 11M

Type of deal: Convertible Note

Target ROI: 40X +

Time To Exit: 5-7 Years


OPEX
20.0%
SCALING
40.0%
TEAM/PRODUCT
40.0%

USE OF FUNDS

The above slide contains projections which cannot be guaranteed.